UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT COMMUNICATIONS’ PLANNED STOCK ACQUISITION OF RAGINGWIRE DATA CENTERS

On October 28, 2013, the registrant filed with the Tokyo Stock Exchange a notice regarding the planned stock acquisition by NTT Communications Corporation, a subsidiary of the registrant, of 80% of RagingWire Data Centers’ outstanding shares. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: October 28, 2013

October 28, 2013

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding NTT Communications’ Planned Stock Acquisition of RagingWire Data Centers

NTT Communications Corporation (“NTT Com”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today that it has entered into a stock transfer agreement with certain of the shareholders of RagingWire Data Centers (“RagingWire”), a leading provider of data center services in Sacramento, California, USA, to acquire 80% of the outstanding shares of RagingWire. For more details, please see the attached press release by NTT Com.

This acquisition will not have a material impact on NTT’s consolidated results of operations.

For further inquiries, please contact:

Yusuke Aida or Yuta Kosuge
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

2013-R115

Joint Announcement

NTT Com to Acquire 80% Stake in RagingWire Data Centers

NTT Com to expand and enhance global data center colocation solutions by leveraging RagingWire’s patented data center design and world-class customer experience

TOKYO, Japan and SACRAMENTO, Calif. — October 28, 2013 — NTT Communications Corporation (NTT Com), the ICT solutions and international communications business within NTT (NYSE: NTT), and RagingWire Data Centers (RagingWire), a leading provider of data center services in the United States, jointly announced that NTT Com will acquire approximately 80% equity interest in RagingWire for $350 million (USD). The acquisition follows a definitive agreement reached with RagingWire shareholders. RagingWire has annual revenues of approximately $85 million (USD), and a compounded annual growth rate of 30%. RagingWire’s founders and management team will continue to operate the company as a platform under the RagingWire brand and maintain a minority interest in the company.

The acquisition will more than double NTT Com’s data center space in the U.S. which will enable the company to respond to high demand for data center services in North America. NTT Com will also deploy RagingWire’s know-how and patented technologies for the design and operation of highly dependable, scalable and sophisticated data centers.

“We are rapidly expanding our capabilities to provide cloud and telecommunications solutions worldwide and the deal with RagingWire is critical to increasing our overall capacity, providing data center infrastructure management tools which enhance colocation service’s reliability and efficiency. RagingWire leads the data center industry in availability, innovation, and customer experience, and that will enhance our global cloud solutions significantly,” said Akira Arima, CEO of NTT Com.

RagingWire was founded in the year 2000 and has approximately 300 employees. The company has 650,000 square feet of data center space at its campuses in Sacramento, California, and Ashburn, Virginia. Both campuses are currently being expanded. In addition, RagingWire has begun construction of a new 150,000 square foot data center in Sacramento and will soon break ground on a 78 acre parcel of land in Ashburn, Virginia with designs to build 1,500,000 square feet of data center space. The company was recently recognized for having the highest customer loyalty in the industry as measured by the Net Promoter Score® and has over 200 internet and enterprise customers including such notable names as Flextronics, Polycom and NVIDIA.

In 2012, RagingWire was awarded two patents for data center power delivery systems and technology. These patented technologies include the 2N+2TM design, which offers double the redundancy of a standard data center design at a lower cost. The unique infrastructure, design and operations of 2N+2 has enabled RagingWire to deliver customer SLAs (service level agreements) for 100% availability without any exclusions for maintenance periods or utility disruptions. NTT Com will now begin introducing these advanced technologies throughout its data centers worldwide.

“The RagingWire management team and employees are excited to be part of the NTT family of companies,” said George Macricostas, founder and CEO of RagingWire. “By joining NTT, we will be able to extend our data center platform globally, expand the markets we serve and add more strategic value to our customers.”

It is estimated that the US market for data center services, which accounts for more than 50% of global demand, has roughly doubled between 2010 and 2013. NTT Com is accelerating its development of global seamless cloud services via 150 data centers worldwide and is strengthening its one-stop provision of ICT solutions, including data center services, in the growing U.S. market. NTT Com currently offers services from data centers in eight U.S. cities. The acquisition of RagingWire strongly positions NTT Com to serve the growing U.S. market with increased capacity.

About RagingWire Data Centers

RagingWire designs, builds, and operates mission critical data centers that deliver high-density power and 100% availability. The company has 650,000 square feet of critical data center infrastructure in Northern California and Ashburn, Virginia and the highest customer loyalty scores in the industry. Their patented power delivery systems and EPA ENERGY STAR rated facilities lead the data center market in reliability and efficiency. With flexible colocation solutions for retail and wholesale buyers, a carrier neutral philosophy, and unmatched customer service, RagingWire meets the needs of top enterprise, Internet, and government organizations. More information is available at www.ragingwire.com/.

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including IPv4/IPv6 Global Tier-1 IP Network, Arcstar Universal One™ VPN network reaching more than 190 countries/regions, and over 150 secure data centers. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

Further information: www.ntt.com/ | www.twitter.com/nttcom | www.facebook.com/nttcomtv

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Media Contacts

RagingWire Data Centers (Mr.) James Leach jleach@ragingwire.com 571-383-8895	NTT Communications (Mr.) Christopher Davis c.davis@ntta.com Tel. 512-774-6218